Exhibit 21.1

LIST OF SUBSIDIARIES

1.	Easy Park Ltd. – incorporated under the laws of the State of Israel.
2.	PARX Ltd. – incorporated under the laws of the State of Israel.
3.	OTI America Inc. – incorporated under the laws of Delaware, U.S.A.
4.	OTI PetroSmart (Pty) Ltd. – incorporated under the laws of the Republic of South Africa.
5.	ASEC S.A. (Spolka Akcyjna) – incorporated under the laws of the Republic of Poland.
6.	Easy Park Israel Ltd. – incorporated under the laws of the State of Israel.